UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

March 7, 2019 (March 2, 2019)

(Date of Report (Date of earliest event reported))

VORTEX BRANDS CO.
(Exact name of registrant as specified in its charter)

COLORADO	81-1007448
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3511 Del Paso Road, STE 160 PMB 208	Sacramento, CA 95835
(Address of principal executive offices)	(City, State, ZIP Code)

The address for our corporate agent of service:

1942 Broadway Street, Suite 314C, Boulder, CO 80302

213-260-0321

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

(a) On March 2, 2019, Vortex Brands Co. filed a trade name registration with the Colorado Secretary of State for Vortex Green Energy, to be the brand under which business will be conducted.

(b) On March 6th, 2019, a website was launched under this trade name at: www.VortexGreenEnergy.com

(c) On March 6th, 2019, a PowerPoint presentation was updated to include current information including market estimates, available on the website referenced above. Exhibit 15.1 with full presentation and script is attached.

Safe Harbor Statement

The information furnished in Form 1-U is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is not subject to the liabilities of that section, and is not deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated February 22, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VORTEX BRANDS CO.

	By:	/s/ Todd Higley
	Name:	Todd Higley
	Title:	CEO

Date: May 7, 2019

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